                                                                                        Exhibit 99.1

For immediate release

FAIRMONT TO MANAGE SUTTON PLACE HOTEL NEWPORT BEACH
- SUNSTONE HOTEL INVESTORS, INC. TO ACQUIRE HOTEL -

TORONTO, April 20, 2005 - Fairmont Hotels & Resorts Inc. (TSX/NYSE: FHR) and Sunstone Hotel Investors, Inc. (NYSE: SHO) announced today that they have entered into an agreement for Fairmont Hotels & Resorts (“Fairmont”) to manage the 444-room Sutton Place Hotel in Newport Beach, California. Sunstone is currently under contract to purchase the property with closing currently scheduled for mid-May. Sunstone will then commence a major renovation of the hotel’s guestrooms and public areas, anticipated to cost approximately $22.0 million. Upon completion, expected to occur in early 2006, the hotel will be re-named The Fairmont Newport Beach.

“Fairmont is pleased about this opportunity to establish a relationship with Sunstone, a well-known hotel owner,” said William R. Fatt, FHR’s Chief Executive Officer. “We look forward to working with our new partner to further strengthen the quality and performance of this property that is located in an active center for commerce and tourism.”

Robert A. Alter, Sunstone’s Chief Executive Officer, stated, “The Sutton Place represents an excellent opportunity to renovate and reposition an underperforming property back into one of Orange County’s premier luxury business hotels. The property will benefit from Fairmont’s luxury brand profile, strong presence in the California market and global distribution network. We look forward to developing this partnership with Fairmont.”

About Sutton Place Hotel Newport Beach
Located near John Wayne Orange County Airport and five miles from the beach, the hotel is situated in the center of Orange County’s commercial business center. A third floor outdoor sky pool, tennis courts and three restaurants cater to leisure needs while nearby South Coast Plaza, the theme parks of Anaheim and the beaches of Newport Beach provide a full range of diversions, from shopping and sunbathing to professional sports.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

About Sunstone Hotel Investors, Inc.
Sunstone Hotel Investors, Inc. is a Southern California-based lodging real estate investment trust (REIT). The Company currently owns 52 hotels primarily in the upper-upscale and upscale segments operated under franchises owned by nationally recognized brands, such as Marriott, Hilton, InterContinental, Hyatt and Fairmont. For further information, please visit the Company's website at www.sunstonehotels.com.

Media:	Investors:

Laura Fairweather Executive Director Public Relations Tel: 416.874.2404 Email: communication@fairmont.com Website: www.fairmont.com	Denise Achonu Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com/investor